SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   -----------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 30, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
                ------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                   -----------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F     X                Form 40-F
                        ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          Yes                            No           X
                       ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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CNOOC Signed Another PSC

(Beijing, July 30, 2001)--CNOOC Limited (SEHK: 883, NYSE:CEO) (the "Company") announced today that China National Offshore Oil Corporation ("CNOOC") and Husky Oil China Ltd. ("Husky") inked a Production Sharing Contract (" PSC") on July 26th, 2001 in Beijing for block 39/05, Pearl River Mouth.

This is the second PSC signed by CNOOC this year. As of today, CNOOC has entered into 148 PSCs and agreements with 70 foreign oil and gas companies from 18 countries and regions.

The block is located in the Pearl River Mouth Basin near Wenchang 13-1/13-2 field (currently under development), 100 kilometers east of Hainan Island. The acreage of the block is 5,700 square kilometers. Under the terms of the PSC, Husky commits a minimum of 3 exploration wells in the exploration phase.

Mr. Fu Chengyu, COO and president of the Company said, "Husky will drill a minimum of 3 wells with an estimated exploration expenditure around USD10 million. The signing of this PSC shows Husky's confidence in the exploration potential of the area. The proximity of the block to [the] Wenchang 13-1/13-2 fields currently under development will help lower economic hurdles of any new discoveries."

Under the terms of the PSC, CNOOC is entitled to acquire at no cost up to a 51% participating interest in any commercial discoveries through CNOOC Limited.

The PSC is also the second contract signed with Husky. A PSC for Wenchang 13-1/Wenchang 13-2 was signed last October by both parties. The development of Wenchang 13-1/13-2 is progressing well according to plan. It is expected to come on stream in the first half of next year. The fields have a maximum designed production capacity of over 50,000 barrels of oil per day.

Husky Oil China Ltd. is a subsidiary of Husky Oil Limited, an energy company in Canada, which was founded in 1953.

******

Notes to Editors:
CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and other functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
CNOOC Plaza
No. 6, Dong Zhi Men Wai Xiao Jie,
Beijing, 100027
People's Republic of China
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn





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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                CNOOC Limited


                                                By:  /s/ Cao Yunshi
                                                   ---------------------------
                                                   Name: Cao Yunshi
                                                   Title:  Company Secretary

Dated: July 30, 2001